Dice Holdings, Inc.

3 Park Avenue

New York, New York 10016

April 9, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Dice Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

(File No. 001-33584)

Ladies and Gentlemen:

Dice Holdings, Inc. (the “Company”) submits in electronic form for filing the accompanying responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Stephen Krikorian, dated March 30, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

The Company conveys the following as its responses to the Staff:

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.

We note the disclosure on pages 3, 45, 46, and 87 in your Form 10-K that your eFinancialCareers.com website operates in the Middle East, which is a region that is generally understood to include Iran, Syria, and Sudan. Also, it appears from dropdown menus on your websites at Dice.comand eFinancialCareers.comthat individuals can search and apply for employment positions located in Cuba, Iran, Sudan, and Syria through your websites. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Dice Holdings, Inc.

Response to Comment 1:

The Company currently does not provide, and has not in the past provided, services to Cuba, Iran, Sudan or Syria, nor does it have any agreements, commercial arrangements or other contracts with the governments of those countries or, to the Company’s knowledge, entities that are controlled by those governments. Moreover, the Company currently does not solicit, and has not in the past solicited, customers based in any of those countries. The Company does not have any intention of doing any of the foregoing in the future.

eFinancialCareers is the leading global recruiting and career development network of websites for financial services professionals, headquartered in the United Kingdom, and serving the financial services industry in various markets around the world. eFinancialCareers operates local websites which serve 18 markets for financial services professionals primarily in the United Kingdom, Continental Europe, North America, the Middle East, Southeast Asia and Australia. The Company uses the term “Middle East” in the business description of eFinancialCareers to denote one of the broader geographic markets that eFinancialCareers serves. Within that broader geographic region, eFinancialCareers focuses on the key money center financial markets, like Dubai, Qatar, Saudi Arabia, United Arab Emirates and Kuwait. As noted by the Staff, Iran, Sudan and Syria fall within the geographic region of the Middle East; however, Iran, Sudan and Syria do not have any significant money center financial markets and, as a result, eFinancialCareers does not target customers, governments or, to the Company’s knowledge, entities controlled by governments in any of Iran, Sudan or Syria. Similarly, eFinancialCareers does not target customers located in Cuba, the government of Cuba or, to the Company’s knowledge, entities controlled by the government of Cuba.

Dice.com is the leading recruiting and career development website for technology and engineering professionals in the United States. Dice focuses on serving the United States market. Dice does not target customers, governments or, to the Company’s knowledge, entities controlled by governments in Cuba, Iran, Sudan or Syria.

The Company’s career websites serve as online marketplaces where employers and recruiters find and recruit prospective employees, and where professionals find relevant job opportunities and information to further their careers. The Company’s websites merely provide the medium through which employers and recruiters, on the one hand, and professionals seeking job opportunities, on the other hand, can connect. The Company does not actively participate in these transactions and does not operate as a matchmaker. While an employer or recruiter may from time to time post a job opportunity on one of the Company’s websites that is, for example, located within the borders of Cuba, Iran, Sudan or Syria, the Company does not provide services to, or enter into any agreements or commercial or arrangements or have other contacts with governments of those countries or, to the Company’s knowledge, entities controlled by those governments.

Dice Holdings, Inc.

The Company utilizes dropdown menus on its websites to assist jobseekers in narrowing the focus of their job searches to help them find job opportunities located in specific countries or geographic regions. The countries identified by the Staff—Cuba, Iran, Sudan and Syria—are listed on these dropdown menus among the more than 150 countries represented on the website menus and are listed merely as a matter of global completeness.

Currently, approximately 55,000 job opportunities are posted on the Company’s websites. None of those opportunities are located in Iran or in Sudan. There is currently one job opportunity based in Syria posted on the eFinancialCareers website, which is for a Chief Internal Auditor position. This job opportunity was posted by a Saudi Arabian banking entity, Banque Saudi Fransi, and the Company has no agreements, commercial arrangements or other contacts with the government of Syria or, to the Company’s knowledge, entities controlled by the government of Syria, with respect to this job posting. There are also six positions based in Cuba currently posted on the Dice website. These positions, however, are based at the United States military installation at Guantanamo Bay, Cuba and have been posted by Chenega Corporation, which is a United States based corporation that serves as a contractor for the U.S. Department of Defense, the U.S. Department of Homeland Security, the U.S. General Services Administration as well as for other agencies of the United States government. The Company has no agreements, commercial arrangements or other contacts with the government of Cuba or, to the Company’s knowledge, entities controlled by the government of Cuba, with respect to these job postings.

2.

Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Dice Holdings, Inc.

Response to Comment 2:

As stated in the Company’s response to Comment 1, the Company does not engage in business activities in Cuba, Iran, Syria or Sudan nor does it have any agreements, commercial arrangements or other contracts with the governments of those countries or, to the Company’s knowledge, entities that are controlled by those governments. Further, on a quantitative basis, based on fiscal year 2008, 2007 and 2006 revenues of approximately $155 million, $142 million and $83 million, respectively, the dollar amounts of any revenues associated with customer contracts which have incidental contact with the countries set forth above represent less than 1% of revenues. The Company has no reason to believe that revenues associated with customer contracts which have incidental contacts with these countries will be materially different in future periods.

In addition, on a qualitative basis, the Company does not believe that a reasonable investor would consider the Company’s limited and tenuous contact with Cuba, Iran, Syria or Sudan, which arises merely because of the location of job opportunities posted on the Company’s websites, to materially impact an investment decision with respect to the Company’s securities. Nor does the Company believe that these incidental contacts materially impact the Company’s reputation or share value.

Item 8. Financial Statements and Supplementary Data, page 60

Consolidated Statements of Stockholders’ Equity, page 64

3.

Tell us more about your “Excess tax benefit over book expense from stock options exercised” in fiscal 2008. In this regard, tell us whether this amount signifies a realized tax benefit related to the excess of the deductible amount over the compensation cost. If so, tell us where you have classified the excess tax benefit within your consolidated statements of cash flows. We refer you to paragraph 23.c of SFAS 95 and paragraph A96 of SFAS 123R.

Response to Comment 3:

The excess tax benefit over book expense from stock options recorded in the Consolidated Statements of Stockholders’ Equity relates to stock option exercises in 2008 and prior.  This amount signifies a realized tax benefit related to the excess of the deductible amount over the compensation cost.

Through 2007, the Company was in a net operating loss position for tax purposes. During 2007, 211,698 options were exercised generating an excess tax benefit of approximately $533,000, which was not realized during 2007 because of the operating loss position, in accordance with footnote 82 of FASB Statement No. 123(R), Share-Based Payment. During 2008, the Company fully utilized its net operating loss carry forwards and became a cash taxpayer. The number of stock options exercised during 2008 totaled 21,163, generating an excess tax benefit of approximately $29,000. As a result of its cash tax payer status change, the Company reflected in its Consolidated

Dice Holdings, Inc.

Statements of Stockholders’ Equity the realization of those excess tax benefits from the exercises in both 2007 and 2008 during fiscal year 2008. Since the benefit from stock options exercised in 2008 was a small percentage of the total 2008 and 2007 benefit recorded to additional paid-in capital, the Company decided to include the cash flow impact of the entire benefit of 2008 and 2007 in operating cash flows as part of the change in income tax payable.

The Company considered both quantitative and qualitative aspects of materiality when making the decision to present the excess tax benefit in operating cash flows. The total tax benefit of $562,000 represents one percent of net cash provided by operating activities and 1.3 percent of net cash used in financing activities. Therefore management determined that the impact of the total benefit was not quantitatively significant to the net cash provided by operating activities or net cash used in financing activities.

In addition, management considered the qualitative factors outlined in SEC Staff Accounting Bulletin No. 99, Materiality. Our qualitative assessment included the following:

▪	The adjustment is capable of precise measurement;
▪	The adjustment did not mask a change in earnings or other trends;
▪	The adjustment did not hide a failure to meet analysts’ consensus expectations for the enterprise;
▪	The adjustment did not impact income, reverse a loss into income or vice versa;
▪	The adjustment did not reverse cash provided by operating activities into cash used by operating activities;
▪	The adjustment did not reverse cash used in financing activities into cash provided by financing activities;
▪	The adjustment did not concern a segment or other portion of the Company’s business that had been identified as playing a significant role in the Company’s operations or profitability;
▪	The adjustment did not affect the Company’s compliance with regulatory requirements;
▪	The adjustment did not affect the Company’s compliance with loan covenants or other contractual requirements;
▪	The adjustment did not have the effect of increasing management’s compensation;
▪	The adjustment did not involve concealment of an unlawful transaction.

Given both quantitative and qualitative factors discussed above, the Company recorded the total tax benefit within net cash provided by operating activities.

Item 11. Executive Compensation, page 95

Incorporated by Reference to Definitive Proxy Statement Filed March 11, 2009

Dice Holdings, Inc.

Elements of Executive Compensation, page 16

Senior Bonus Plan, page 17

4.

We note that you may increase or decrease annual cash bonuses for any particular executive if that executive has had a “distinct impact” in helping you achieve your objectives. Please expand future discussion to provide additional quantitative and qualitative analysis of the effect of individual performance on annual cash bonus compensation awarded for the period being reported. While you have discussed the 2008 performance goals and objectives for your named executive officers and indicated that Mr. Benson received a bonus equal to 90% of his basic bonus allocation, your discussion should clarify the extent to which achievement of the performance goals increased or decreased the annual cash bonuses awarded for all named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment 4:

In future filings, the Company will expand discussions to provide additional quantitative and qualitative analysis of the effect of individual performance on annual cash bonus compensation awarded for the period being reported, including clarifying for all named executive officers the extent to which achievement of the performance goals increased or decreased the annual cash bonuses.

Equity Incentives, page 19

5.

Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid specific long-term equity awards. In future filings, please include a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.

Response to Comment 5:

In future filings, the Company will include a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported.

Item 15. Exhibits and Financial Statement Schedules, page 96

6.	We are unable to locate the employment agreement for Mr. Benson. Please advise or file this agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A).

Dice Holdings, Inc.

Response to Comment 6:

The Company advises the Staff that the employment agreement of John Benson was filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2008 (File No. 001-33584) filed with the Commission on May 7, 2008. In future 10-K filings, the Company will include or incorporate by reference as an exhibit the employment agreements of each of its named executive officers.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company many not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 448-6605 or John C. Kennedy at (212) 373-3025.

Sincerely,
/s/ Brian P. Campbell
Brian P. Campbell

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP